MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The company operates in three principal business segments: plastics machinery, machine tools and industrial products.

1993 COMPARED TO 1992

SALES

Sales in 1993 were $1,029 million, which represented a $240 million increase over 1992. This increase was primarily attributable to the $209 million increase in sales of industrial products which resulted from the acquisition of Valenite in February 1993. The plastics machinery sales increase totaled $56 million, or 19%, which resulted primarily from increased domestic sales of injection molding machines and the acquisition of Ferromatik in November 1993. Machine tool sales declined by $25 million, or 7%, due to the decline in sales of advanced machine tools for the aerospace market.

     Sales of all segments to foreign markets totaled $298 million, compared to $243 million in 1992. Export shipments increased by $7 million due to the acquisition of Valenite which more than offset reductions in exports of injection molding machines and advanced machine tools to Europe.

NEW ORDERS AND BACKLOG

New orders for 1993 were $970 million, which represented a $208 million increase over 1992. The increase was caused by a $60 million, or 20%, improvement in plastics machinery orders and by orders totaling $209 million for Valenite. Machine tool orders declined by $61 million, or 17%. This decline was caused principally by (i) a large order (over $25 million) that was received in the third quarter of 1992 that was not repeated in 1993, (ii) reduced demand from customers in the aerospace industry and (iii) the discontinuation of certain less profitable product lines. Export orders approximated $100 million in 1993 and 1992; in 1993, export orders for industrial products increased due to the Valenite acquisition while export orders for plastics machinery and machine tools declined.

     At January 1, 1994, the backlog of unfilled orders was $246 million, down from $250 million a year ago, reflecting reduced orders for aerospace equipment which was partially offset by the acquisitions of Valenite and Ferromatik and the increased backlog of orders for other plastics machinery products.

MARGINS, COSTS AND EXPENSES

Manufacturing margins increased from 22.4% in 1992 to 23.1% in 1993. Margins for plastics machinery continued to be held back due to competitive pricing pressures in the U.S. and Europe. Margins for machine tools declined primarily due to the severe reduction in shipments of advanced machine tools to aerospace customers that resulted in significant excess capacity costs late in 1993. Margins for industrial products, excluding Valenite, declined in 1993 due in part to reduced volume of European cutting fluids. The Valenite acquisition contributed to the overall increase in manufacturing margins in 1993.

     Selling and administrative expense for 1993 increased over 1992 due to increased sales. Excluding the effects of the Valenite acquisition, selling expense remained constant at approximately 14% of sales. Administrative expense increased primarily due to the Valenite acquisition.

     Interest expense, net of interest income, for 1993 decreased by $2.8 million compared with 1992. This reduction resulted primarily from the redemption of $60 million of the company's 12%
Sinking Fund Debentures due 2010.

CONSOLIDATION CHARGE

A nonrecurring charge of $47.1 million was recorded in 1993 for the consolidation of U.S. machine tool manufacturing into its facilities in Cincinnati. Production at the company's two machine tool facilities in Fountain Inn and Greenwood, South Carolina are being phased out and the plants are expected to be closed by year-end 1994. The consolidation will reduce the machine tool group's employment by a net 235 people. The charge includes amounts for severance, relocation of production and the sale of the two South Carolina facilities.

     The consolidation addresses excess manufacturing capacity created by two factors: the company's successful Wolfpack program, which has significantly reduced the hours and floorspace required to manufacture and assemble machine tool products; and the unusually steep recession in the aerospace industry, which has dramatically lowered demand for the company's advanced machine tool systems.

     The consolidation is expected to result in an incremental cash requirement for 1994, before considering any proceeds from the disposition of assets, of approximately $18 million which will be funded by operations and bank borrowings. The consolidation, once fully implemented, is expected to result in annual cost savings of approximately $16 million.

DISPOSITION OF SUBSIDIARY

A nonrecurring charge of $22.8 million was recorded in 1993 to revalue the company's Sano subsidiary in anticipation of its sale. The decision to sell Sano was due in part to continuing operating losses. In addition, the Sano business does not serve a major global market with good long-term growth and profit potential and as a result, does not meet the company's criteria for a core business. The business was sold in February, 1994 and the transaction is not expected to affect the company's 1994 financial results.

INCOME TAXES AND EXTRAORDINARY TAX BENEFIT

The provision for income taxes in 1993 consists of domestic state and local taxes and certain foreign taxes. Current tax benefits were not offset against the domestic loss that was caused by the nonrecurring charges described above, in accordance with new income tax accounting rules adopted in 1993. In addition, current tax benefits could not be recognized for losses in certain foreign jurisdictions. At the end of 1993, for U.S. Federal tax reporting purposes, the company has a U.S. net operating loss carryforward of approximately $19 million which expires in 2008.

     The provision for income taxes in 1992 of approximately 40% includes the Federal statutory rate as well as the effect of state and local and foreign income taxes.

     The extraordinary tax benefit in 1992 resulted from the utilization of a portion of the company's net operating loss carryforward.

EARNINGS

For 1993, before extraordinary items and cumulative effect of changes in methods of accounting, the company reported a loss of $45.4 million, or $1.41 per share, compared with a profit of $16.1 million, or $.58 per share, for 1992. The reduction in earnings from 1992 to 1993 was caused by the nonrecurring charges described above that totaled $69.9 million.

     The net loss for 1993 includes the effect of an extraordinary charge of $4.4 million, or $.14 per share, related to the early extinguishment of $60 million of 12% Sinking Fund Debentures due
2010.

     The net loss for 1993 also includes the effect of adopting two new accounting standards resulting in charges to earnings totaling $52.1 million, or $1.61 per share. The first new standard, SFAS No. 109, significantly changes existing methods of accounting for income taxes and resulted in a charge of $4.2 million, or $.13 per share. The second standard, SFAS No. 106, requires that certain postretirement benefits, such as health care, be accounted for on the accrual method. The adoption of this standard resulted in a charge of $47.9 million, or $1.48 per share, to record the accrued liability for retiree health care benefits. Because of limitations on the recognition of deferred tax assets under SFAS No. 109, no income tax benefit could be recorded in connection with the adoption of SFAS No. 106. Except for the cumulative effect, the new rules regarding postretirement medical benefits did not significantly affect the company's earnings for 1993, while the new rules regarding income taxes precluded the recognition of tax benefits with respect to domestic and certain foreign operating losses.

     As discussed above, the company recorded an extraordinary tax benefit from the utilization of loss carryforwards of $5.4 million, or $.19 per share, for 1992.

     After the nonrecurring charges, extraordinary items and cumulative effect of changes in methods of accounting, the company had a net loss of $101.9 million, or $3.16 per share, for 1993, compared with net earnings of $21.5 million, or $.77 per share, for 1992. The reduction in net earnings from 1992 to 1993 was caused by the nonrecurring charges, the extraordinary item and the cumulative effect of changes in methods of accounting that totaled $126.4 million.

1992 COMPARED TO 1991

SALES

Sales in 1992 were $789 million, which represented a 5% increase from $754 million in 1991. The increase was caused by a 13% increase in plastics machinery sales and a 5% increase in sales of industrial products.The plastics machinery increase was due in large part to increased sales of injection molding machines in the U.S. and Europe. Increased sales of industrial products resulted from higher sales of grinding wheels in the U.S. and cutting fluids in Europe. Sales of machine tools declined approximately 1%. The decrease is attributable to the phase-out of certain less profitable turning center and grinding machine product lines, which were formerly manufactured at the company's plants in Wilmington, Ohio, and Worcester, Massachusetts, respectively, which have been closed. The cost to close these plants, along with the cost to relocate certain product lines to more modern facilities, was included in the $75 million closing and relocation charge recorded in the third quarter of 1991.

     Sales of all segments to foreign markets totaled $243 million in 1992 compared to $236 million in 1991. Export shipments increased by $13 million, but sales by the company's European subsidiaries to non-U.S. markets declined by $6 million due to the continuing recession in the European capital goods market.

NEW ORDERS AND BACKLOG

New orders in 1992 were $762 million compared to $770 million in 1991. Orders for machine tools declined by $46 million due to reductions in orders for advanced machine tool systems from the aerospace industry due to difficulties in the commercial airline industry. Such aerospace orders remained soft in 1993. Orders for plastics machinery increased by 12%, largely due to increased orders for injection molding machines. Industrial products orders improved by 5%.

     The backlog of unfilled orders decreased from $277 million in 1991 to $250 million in 1992 due to an unusually high level of aerospace sales in the 1992 fourth quarter, which were not replaced with new orders.

MARGINS, COSTS AND EXPENSES

The company's manufacturing margin in 1992 was 22.4% compared to 20.0% in 1991. Margins improved for all business segments compared to 1991. Most significantly, plastics machinery margins improved due to higher volume while machine tool margins improved due to the aforementioned plant closing and phase-out of less profitable product lines. Machine tool margins were held back in 1992 due to continued price discounting in several soft metalworking markets and by cost overruns on certain large aerospace systems.

     Selling and administrative expense increased from $132 million in 1991 to $134 million in 1992. The increase resulted from increased selling expenses associated with the higher sales volume. Selling expense approximated 14% of sales in both years.
Administrative expense declined due to cost containment initiatives.

INCOME TAXES AND EXTRAORDINARY TAX BENEFIT

The company's effective tax rate of 40% in 1992 exceeded the Federal statutory rate due principally to domestic state and local income taxes and the effect of foreign operating losses for which tax benefits were not currently available. The provision for income taxes in 1991 consisted of domestic state and local and foreign income taxes, as well as a $4 million tax on a planned withdrawal of surplus assets from the company's British pension fund that was completed in 1992. Because the company entered 1991 with a U.S. net operating loss carryforward, domestic Federal income tax benefits could not be recognized with respect to the losses incurred in that year.

     The extraordinary tax benefit recognized in 1992 results from the utilization of a portion of the company's U.S. net operating loss carryforward for financial reporting purposes that arose principally from the 1991 closing and relocation charge.

EARNINGS

In 1992, the company earned $16.1 million, or $.58 per share, from continuing operations before extraordinary item, compared with a loss of $83.1 million, or $3.04 per share, in 1991. The 1991 figures were adversely affected by a $75.1 million closing and relocation charge and the $4.0 million tax provision for the anticipated withdrawal from the company's British pension plan.

     In 1991, the company announced its intention to sell LK Tool, its coordinate measurement and inspection machine business, due in part to continuing operating losses. The losses from discontinued operations of $17.1 million, or $.63 per share, for 1991, included a $14.9 million nonrecurring charge to revalue for sale the company's investment in LK Tool. The subsidiary was sold in 1993.

     Net earnings were $21.5 million, or $.77 per share, in 1992, compared with a $100.2 million net loss, or $3.67 per share, in 1991. The 1991 losses were caused principally by the aforementioned nonrecurring charges totaling $94.0 million.

LIQUIDITY AND SOURCES OF CAPITAL

At January 1, 1994, the company had cash and cash equivalents of $19 million, an increase of $4 million during the year. In 1993, operating activities provided $22 million of cash. During 1993, the company sold interests in certain accounts receivable resulting in cash proceeds of approximately $61 million. At year-end1992 the company had sold $13 million of domestic accounts receivable under a separate agreement that was terminated early in 1993. The net cash proceeds from these transactions of $48 million are included in cash provided by operating activities.

     Approximately $50 million of the $61 million proceeds in 1993 resulted from the sale of accounts receivable under a three year receivables purchase agreement with an independent issuer of receivables-backed commercial paper, pursuant to which the company agreed to sell on an ongoing basis an undivided percentage ownership interest in designated pools of accounts receivable. The remaining $11 million of such proceeds resulted from the sale of an undivided percentage ownership interest in certain accounts receivable originated by Valenite in a separate transaction that is expected to be incorporated into the three year receivables agreement referred to above.

     Expenditures for new property, plant and equipment for 1993 were $23.4 million, as compared to $17.6 million for 1992. Capital expenditures for 1994 are expected to be approximately $40 million. Proceeds from the disposal of property, plant and equipment for 1993 were $22.2 million, compared to $11.1 million in 1992, and included amounts related to the sale of surplus assets (including surplus land in 1993) and the sale and operating leaseback of certain manufacturing equipment.

     During 1993, the company issued 5.175 million shares of common stock, resulting in net proceeds of $101 million, which were used principally to redeem $60 million of 12% debentures (plus a cash call premium of $4.7 million) and to repay borrowings under revolving lines of credit and other bank debt.

     In the fourth quarter of 1993, the company acquired Ferromatik for approximately $56 million, which was financed by assuming $6 million of debt and utilizing $50 million of borrowings under bank lines of credit.

     In addition, in 1993 the company recorded several large non-cash items: a $47.1 million consolidation charge, a $22.8 million charge for disposition of a subsidiary and a $52.1 million charge for cumulative effects of changes in methods of accounting. As a result of these and other factors, including financing for the acquisitions, in 1993, the company's working capital decreased by $78 million, the current ratio declined to 1.3 and the ratio of total debt to total capital increased to 60%.

     At January 1, 1994, the company had lines of credit of approximately $138 million with various U.S. and foreign banks. Additional borrowing capacity available under committed lines of credit totaled approximately $40 million at January 1, 1994.